Exhibit 4.9

AMENDMENT NUMBER FOUR
TO THE
TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN
WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains for the benefit of eligible employees of the Company and certain subsidiaries of the Company the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”);
WHEREAS, the Plan was most recently amended and restated, effective as of January 1, 2014; and
WHEREAS, the Company desires to amend the Plan (i) to change the Plan’s definition of “Compensation,” (ii) to permit each participant who is entitled to a distribution of his or her vested account under the Plan to elect to receive partial lump sum distributions and (iii) to update in certain minor respects the Plan’s provisions regarding the recipient of a deceased participant’s vested account in the event that the participant does not have a valid designated beneficiary at the time of his or her death.
NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, effective as of January 1, 2016, the Plan hereby is amended as follows:
1.    Article 2(12) of the Plan hereby is amended in its entirety to read as follows:
(12) Compensation. Wages, salaries, differential wage payments under section 3401(h) of the Code, and fees for professional services and other amounts received (without regard to whether or not an amount is paid in cash) for personal services actually rendered in the course of employment with an Employer to the extent that the amounts are includable in gross income, and excluding the following:
(a)    Amounts realized from the exercise of a non-qualified stock option, or when restricted stock (or property) held by the Employee either becomes freely transferable or is no longer subject to a substantial risk of forfeiture;
(b)    Amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option;
(c)    other amounts which received special tax benefits; and
(d)    all reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits.
“Compensation” includes all elective contributions that are made by an Employer on behalf of its Employees that are not includible in gross income under sections 125, 132(f) and 402(e)(3) of the Code.
A Participant’s “Compensation” in excess of the limit set forth in section 401(a)(17) of the Code, adjusted for changes in the cost of living under applicable rules and Regulations ($265,000 for 2016), shall not be taken into account for any purposes under this Plan.
For each Plan Year, an Employee’s “Compensation” shall include only compensation that is actually paid or made available to such Employee (or, if earlier, includible in the gross income of an Employee) in such Plan Year and paid to such Employee prior to his or her termination of employment; provided, however, and subject to the timing rules of section 1.415(c)-2(e) of the Treasury Regulations, that with respect to an Employee who terminates employment during a Plan Year, “Compensation” shall include amounts paid after such Employee’s termination of employment if such amounts (a) are paid by the later of 2½ months after such termination of employment or the last day of the Plan Year within which such termination of employment occurs and (b) are (i) payments of regular compensation for services performed during such Employee’s regular working hours or outside of such working hours, such as overtime, commissions, bonuses, and other similar payments that would have been paid to the Employee if the Employee had continued in employment with his or her Employer or (ii) payments for unused accrued vacation or similar leave, but only if the Employee would have been able to use the accrued vacation or leave if employment had continued.
It is intended that this definition of “Compensation” satisfy (i) the simplified compensation safe harbor definition of compensation in section 1.415(c)-2(d)(2) of the Regulations (and, therefore, exclude all remuneration for services of the types described in sections 1.415(c)-2(b)(3) - (7) of the Regulations) and (ii) the safe harbor alternative definition described in section 1.414(s)-1(c)(3) of the Regulations.
2.    The references to “Treasury Regulation section 1.415(c)-2(d)(4)” in the final paragraph of Section 7.7 of the Plan and in Section 15.2(a)(4) of the Plan hereby are replaced with a reference to “Treasury Regulation section 1.415(c)-2(d)(2).”

3.    Section 8.4(c) of the Plan hereby is amended in its entirety to read as follows:
(c)     Form of Distribution. Any distribution to which a Participant becomes entitled upon the Participant’s termination of employment shall be distributed by the Trustee by whichever of the following methods, or combination of the following methods, the Participant elects:
(1)    By payment in a lump sum of the Participant’s entire vested Account;
(2)    By payment in a lump sum of a portion of the Participant’s vested Account; provided, however, that any such partial lump sum distribution may not be less than $500; or
(3)    By payment of the Participant’s vested Account in a series of substantially equal installments, payable not less frequently than annually and not more frequently than monthly, over a period elected by the Participant which does not exceed the life expectancy of the Participant or, to the extent permitted by Regulation section 1.401(a)(9)-5, the joint and last survivor life expectancy of the Participant and the Participant’s Beneficiary as determined by a published mortality table.
Distributions under the Plan shall be made by lump sum payment in full as described in Section 8.4(c)(1) unless a Participant elects another method available to him or her under this Section 8.4(c). At any time, before or after distribution of benefits commences, a Participant who has elected payment in installments under Section 8.4(c)(3) may make an election to receive a partial lump sum distribution under Section 8.4(c)(2) or may change his or her election to a lump sum payment in full under Section 8.4(c)(1).
4.    The fifth sentence of Section 8.6 of the Plan hereby is amended in its entirety to read as follows:
If (i) no Beneficiary has been named by a deceased Participant, (ii) a Beneficiary designation is not effective pursuant to the second sentence of this Section, or (iii) all designated Beneficiaries have predeceased the Participant, any undistributed Account of the deceased Participant shall be distributed at the direction of the Plan Administrator (a) to the surviving Spouse of such deceased Participant, if any, or (b) if there is no surviving Spouse, to the Participant’s then living descendants, if any, per stirpes, or (c) if there is no surviving Spouse or surviving descendant, to the estate of such deceased Participant.
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IN WITNESS WHEREOF, the Company has caused this Amendment Number Four to be executed by its duly authorized officers this 28th day of December, 2015.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ Douglas D. Shuma
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources

By:	/s/ C. Theodore Herbert
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources